January 14, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (614) 761-2909

Mr. Robert W. Hughes
OC Financial, Inc.
6033 Perimeter Drive
Dublin, OH 43017

Re:	OC Financial, Inc.
	Form SB-2 filed December 17, 2004
	File No. 333-121411

Dear Mr. Hughes:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include an updated consent of the independent auditors in the pre-effective amendment.

2. Please note the updating requirements of Item 3-10(g) of Regulation S-B.

3. We note the "form of" exhibits as well as exhibits to be filed in the future. Please file all executed and final exhibits, including opinions, with the next amendment, if possible. They are subject to review, and the staff will need time for that review.


Front Cover of Prospectus

4. Confirm that the outside front cover page of the prospectus will be one page. Refer to Item 501(a) of Regulation S-B.

5. Please knockdown the all capital letter legends and use bold-face type to highlight this disclosure.

About the Prospectus - page i

Please delete this section and revise the document to make clear from context all references.6.

Summary

General

7. We note your summary contains much detail and often repeats more
detailed information found in other sections of the prospectus.
For
example, the Ohio Central Savings disclosure on page 1, how you may
purchase shares of common stock beginning on page 9, and the business
strategy disclosure beginning on page 3.   Please consult Item 503
of
Regulation S-B and revise your summary to serve as a brief overview of the key aspects of the offering. If you feel more detail is needed, consider referring investors to specific sections where they can read more about each topic.

How We Intend To Use the Proceeds - page 10

8. Please compare the information in this first paragraph regarding the distribution of proceeds between OC Financial and Ohio Central Savings with the information in the first paragraph of the section entitled "Business of OC Financial" on page 50. These two paragraphs appear to conflict with one another.

Risk Factors

General

9. In each risk factor, get to the risk as quickly as possible and provide only enough detail to place the risk in context. Please review all risk factors and revise accordingly. For example, but not necessarily limited to, risk factors 2, 6 and 7.

10. Much of the risk factor disclosure is included elsewhere in the prospectus. For example, the disclosure in risk factor 6 regarding the OTC Bulletin Board is repeated on page 29 in the "Market for the
Common Stock" section. Where you repeat later in the prospectus the details you currently include in your risk factors section, eliminate the extensive detail here. Instead, include a very brief overview to place the risk in context and provide a specific cross reference to the more detailed discussion elsewhere in the prospectus. See Item
503(a) of Regulation S-B.

Several risk factors appear only to be statements about OC
Financial
and Ohio Central Savings rather than risks. Revise your risk factor subheadings so they succinctly reflect the risk that follows. 11.

12. Generally, many of your risk factors state that you "cannot assure" a specific outcome when the true risk is not your inability to give assurance, but the situation being described. Please revise to remove all similar language from Risk Factors.

We Will Use a Third Party to Originate One to Four Family
Residential
Loans - page 17

13. Please revise the Business section to provide an expanded discussion of your agreement with the third party originator, to include the nature and terms of any written agreement or the absence of such an agreement.

We Have Relied on Third Federal for the Past Three Years to
Provide
Several of Our Operational Needs - page 17

14. Please revise here and in the footnotes to the financial statements to clarify how you considered SAB Topic 1:B in preparing the financial statements and related disclosures.

Reliance on Chief Executive Officer- page 17

15. Consider disclosing in this section Mr. Hughes` employment and non-compete agreement and the risk of violation.

The Implementation of Stock-Based Benefit Plans - page 21

16. Please revise your disclosure to clarify how recently issued
SFAS
No. 123R will impact operations.  Similarly revise the Recent
Accounting Standards sections throughout the document.

Capitalization - page 32

17. Please refer to the as adjusted column at September 30, 2004. This column should reflect activity and transactions that have happened or are probable of occurring subsequent to the balance sheet date and that are not a result of the conversion and recapitalization. Please revise to present the redemption of Ohio Central shares held by Third Financial within each of the pro forma capitalization columns, with appropriate cross reference to the current footnote 5.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations

General

18. Please move the "Results of Operations" disclosure to the forepart of the MD&A section. To facilitate investor comprehension, consider adding a tabular presentation of material line items similar to an Item 301 table.

19. Please move the "Critical Accounting Policies" disclosure to the back of this section.

General - page 37

20. We note from you disclosures that you will discontinue originations and sales of loans to Third Federal. Please revise the
MD&A section to provide a separately headed section that discusses the future trends of this decision on operations, including a tabular presentation quantifying the effects of these sales, and the related servicing income, on operations in each period presented.

21. Please revise to provide a discussion of the anticipated effects of the stock-based benefit plans on future operations, including the periods to be effected, the accounting policies related to these plans and their terms.

22. In this section, please add a bold faced type cross reference directing the reader to the specific page where the Critical
Accounting Policies` disclosure starts.

Critical Accounting Policies - page 37

23. Please revise to provide an expanded discussion your critical accounting policies. Also, revise to clarify why you do not consider the significant estimates required to record income taxes as critical or address your tax policies in this section. Refer to Section V of
Release Nos. 33-8350/34-48960 and revise this section to address the following for you each critical accounting policy:

* Specifically identify why each policy is considered critical by management.
* Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.
* Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.
* Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.
* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Business Strategy - page 38

24. We note that "AutoARMtm has not generated any earnings as of September 30, 2004." Please add disclosure here and in the Business section detailing AutoARMtm`s operations, results, and expected development over the next 12-24 months.

Comparison of Results of Operations for the Years Ended September
30,
2004 and 2003 - page 40

25. Please revise to provide expanded discussions of your non-interest income and expenses, including the changes between period of material line items and related trends on future operating results.
Your current discussions appear overly abbreviated.

Asset/Liability Management - page 44

26. Please revise to include a cumulative gap analysis. This measure, which is standard in your industry, provides meaningful information and enhances comparability between institutions.

27. You disclose that management monitors the effects on net interest income resulting from increases or decreases in interest rates and that your level of interest rate risk is acceptable under this approach. Please revise to disclose the interest rate risk you have calculated under your model, what interest rate risk(s) management has determined are acceptable and why management believes they are acceptable. Also, discuss the model in more detail.

Loan Portfolio Composition - page 53

28. Industry Guide 3 loan disclosures should only include portfolio loans. Please revise throughout the document to exclude loans held for sale from these presentations.

29. Please revise the loan maturity and pricing information to conform to Item III.B of Industry Guide 3, which requires pricing information for loans due after one year.

Delinquent Loans, Other Real Estate Owned and Classified Assets - page 61

30. Please revise within this section and the Business section, as appropriate, to discuss the repossession of automobiles, including how you account for repossessions and the subsequent disposition of these assets.

Lending Activities - page 63

31. Please revise to include the disclosures required by Item
III.C.2
of Industry Guide 3.

Securities Activities - page 66

32. Please revise to provide an expanded discussion of the significant increase in held to maturity investments, clarifying how in the current rate environment management determined that holding MBS`s to maturity makes sound business sense. MBS`s are typically held for liquidity reasons and are rate sensitive in a rising rate environment.

Business of Ohio Central Savings

Subsidiary Activities - page 72

33. Please provide more detail with regard to the operating activities of AutoARMtm. Refer to comment 23.

Legal Proceedings - page 72

34. Please revise here and in the footnotes to the financial statements to disclose managements` assessment of threatened and pending litigation on your cash flows.

Management of OC Financial

Transactions with Certain Related Parties - page 88

35. Please confirm that the executive officers and directors who have outstanding loans from Ohio Central Savings fall within an exception of Item 404 of Regulation S-B and, therefore, specific disclosure of their transactions is not required.

The Conversion and Reorganization

Material Income Tax Consequences - page 110

36. Clarify the tax opinion disclosure by deleting the assumption in point 6. Counsel cannot assume the conclusion. Revise the disclosure and opinion accordingly.

Restrictions on Acquisition of OC Financial

Authorized but Unissued Shares - page 113

37. In this paragraph, you discuss OC Financial`s Board of Directors` ability to increase or decrease the aggregate number of shares without action by the stockholders. Please consider including this dilution information as its own risk factor or including it in the existing anti-takeover risk factor.


Annual Report

General

38. Please revise the table of contents to the financial statements to disclose why the financial statements in this registration statement are not those of the registrant.

39. Please revise the face of the consolidated balance sheets to reference your commitments and contingencies as disclosed in Note
11
to the financial statements. Refer to Rule 9-03.17 of Article 9 of
Regulation S-X.

Note 1 - Summary of Significant Accounting Policies

Loans - page F-8

40. Please revise to disclose the method used to recognize deferred fees and costs.

Premises and Equipment - page F-8

41. Please revise to disclose the range of depreciable lives for each major asset category.

Note 8 - Loan Sales and Servicing Activities - page F-14

42. Please revise to disclose how you determined that servicing assets are immaterial to the financial statements taken as a whole under SFAS No. 140 and supplementally provide us your SAB Topic 1:M analysis. We note the significant contribution of servicing income to your pre-tax income.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Isa Farhat at (202) 824-5418 or Paul Cline at
(202) 942-1782 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 824-5538 or me at (202) 942-1779 with any other questions.

						Sincerely,


						Barry McCarty
						Senior Counsel


cc:	Richard Garabedian, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	5335 Wisconsin Avenue, N.W., Suite 400
	Washington, D.C. 20015
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OC Financial, Inc.
Mr. Robert Hughes
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